Room 601, No. 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

May 24, 2024

Yong Kim

Jenifer Gallagher

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Amendment No. 2 on Form 20-F (the “Amendment”)
File No. 333-271547

Dear Ms. Kim and Ms. Gallagher:

We are writing to clarify and to supply supplemental information to staff on our Amendment No. 2 on our Annual Report on Form 20-F relative to (1) the recently effected one-for-eighteen reverse shares split of our Class A ordinary shares, and (2) the comments presented by the staff in its comment letter dated April 11, 2024 (the “Comment Letter”). We are concurrently filing our Amendment. The Amendment is being filed to amend Items 3, 6, 7, 10, 16, 18, and 19 in the Form 20-F.

On March 29, 2024, the Company’s shareholders approved to effect a reverse shares split of the Company’s Class A ordinary shares at the ratio of one-for-eighteen with the market effective date of May 1, 2024 (the “2024 Reverse Split”). The reverse shares split did not apply to our Class B ordinary shares.

Because of the 2024 Reverse Split, the Company, its financial advisors, and auditors prepared new financial statements for the fiscal year ended June 30, 2023 with retroactive presentation of the 2024 Reverse Split in accordance with the U.S. Generally Accepted Accounting Principles, ASC 260 (Earnings Per Share) and ASC 505 (Equity). Thus, the Company’s current auditor, Enrome LLP performed audit procedures under current and relevant rules, regulations and statutes. In addition to the financial statements for the fiscal year ended June 30, 2023, we have amended Items 3, 6 and 7 to present retroactive treatment to relevant numeric figures in accordance to the 2024 Reverse Split. We have also amended Item 10 to disclose the newly filed Fourth Amended and Restated Memorandum and Articles of Association and certain capital changes (including the approval of the one-for-eighteen reverse stock split) at our recent annual general meeting of the shareholders.

Previously, we had submitted draft consents from Friedman LLP and from Enrome LLP based on staff’s second comment in its Comment Letter. At that time, both consents contained language to update with more current financial information (using incorporation-by-reference) to our previously filed Registration Statement on Form F-1 (File No. 333-271547), to include the consolidated financial statements that will be filed in our Amendment No. 2 to Form 20-F for the fiscal year ended June 30, 2023.

We have made the following changes in the enclosed Amendment: Enrome LLP’s and Friedman LLP’s consents incorporate-by-reference to our previously filed and currently effective Registration Statement on Form F-3 (File No. 333-257806) (the “Resale F-3”) and Amendment No. 1 to Form F-3 (File No. 333-268657) (the “Shelf F-3”) to update with our audited financial statements for the fiscal year ended June 30, 2023.

The purpose of the Form F-1 (File No. 333-271547), filed on May 1, 2023 and as amended on May 26, 2023, was to cover the resale of certain Class A ordinary shares underlying warrants from a private placement and registered direct offering with certain institutional investors in a successful transaction which closed on March 17, 2023 (the “Resale F-1”). On December 14, 2023, we entered into warrant purchase agreements with institutional investors (the “Warrant Repurchase”) and repurchased all of the warrants under the Resale F-1. As a result, the Resale F-1 need not maintain its effectiveness.

Conversely, the above-referenced Resale F-3 and Shelf F-3 are currently effective and permit forward-looking incorporation-by-reference under General Instructions for Item 6 of the Form F-3 and Rule 439 (§230.439) regarding consent to use material incorporated by reference. Our Shelf F-3 has only been partially used and remains available for future transactions and the Resale F-3 has remaining warrant shares registered for resale because certain investors did not participate during the Warrant Repurchase. Because we need to maintain the effectiveness for both the Shelf F-3 and Resale F-3, we have updated the audited financial information for the fiscal year ended June 30, 2023 as presented in our current Annual Report on Form 20-F by incorporation by reference through our current auditor Enrome LLP’s consent.

We hope our explanations are informative to staff and to our investors, and provide clarity to staff’s satisfaction of our submission of the Amendment. Please do not hesitate to contact me or Anthony W. Basch, Esq. (tel.: (804) 771-5725), if you have any questions or require any additional materials.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer

2